UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
          Leap Wireless International, Inc.
(Name of Issuer)
  Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)
     521863308
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
          (212) 326-2061
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
 December 18, 2007
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,415,428

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,415,428

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,415,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,755,806

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,755,806

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,755,806

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,257,916

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,257,916

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,257,916

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	521863308

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		12,301,590

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,301,590

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,301,590

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

     This Statement on Schedule 13D (this “Statement”) amends and restates in its entirety, as Amendment No. 1, the Schedule 13D filed on August 26, 2004 (the “Schedule 13D”) and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Leap Wireless International, Inc. (the “Issuer”).
     This Statement is being filed by the Reporting Persons to report the acquisition of additional shares of Common Stock, and to add an additional Reporting Person.
Item 1. Security and Interest
     This Statement relates to shares of Common Stock. The address of the principal executive office of the Issuer is 10307 Pacific Center Court, San Diego, CA 92121.
Item 2. Identity and Background
     This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	MHR Institutional Partners IIA LP (“Institutional Partners IIA”);

(ii)	MHR Institutional Advisors II LLC (“Institutional Advisors II”);

(iii)	MHR Fund Management LLC (“Fund Management”); and

(iv)	Mark H. Rachesky, M.D. (“Dr. Rachesky”).
     This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”), Institutional Partners IIA and MHR Institutional Partners III LP (“Institutional Partners III”), each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC, a Delaware limited liability company (“Advisors”), is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA. MHR Institutional Advisors III LLC, a Delaware limited liability company (“Institutional Advisors III”) is the general partner of Institutional Partners III, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
     The Reporting Persons:
     The principal business of Institutional Partners IIA is investment in securities.
     Institutional Advisors II is a Delaware limited liability company and the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Current information concerning the identity and background of the directors and officers of Institutional Advisors II is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.
     The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Current information concerning the identity and background of the directors and officers of Fund Management is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.
     Dr. Rachesky is the managing member of Advisors, Institutional Advisors II and Institutional Advisors III. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.
     Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, NY 10019.
     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The source of funds for the purchase by each person disclosed in this Statement was the working capital of such person.
     On August 16, 2004, the Fifth Amended and Joint Plan of Reorganization dated as of July 30, 2003, including certain technical amendments thereto (the “Plan”), of the Issuer, Cricket Communications, Inc., a wholly-owned subsidiary of the Issuer (“Cricket”), and substantially all of their subsidiaries became effective, and such entities emerged from Chapter 11 bankruptcy proceedings pending in the United States Bankruptcy Court for the Southern District of California (San Diego). Prior to the effectiveness of the Plan, Comm Investors LLC and Geostar Investors LLC, each a Delaware limited liability company wholly-owned by Institutional Partners II and Institutional Partners IIA, held an aggregate of $328,537,370 in secured claims as creditors of the Issuer and its subsidiaries (the “Secured Debt”). Upon the effectiveness of the Plan, the Secured Debt was converted into Common Stock of the reorganized Issuer and Cricket 13% Senior Secured Pay-in-Kind Notes due August 16, 2011 (the “Senior Notes”). Comm Investors LLC and Geostar Investors LLC immediately transferred such shares of Common Stock and Senior Notes to Institutional Partners II and Institutional Partners IIA in proportion to their respective ownership interests in Comm Investors LLC and Geostar Investors LLC as follows: (i) 3,340,378 shares of Common Stock and $20,192,219 principal amount of Senior Notes to the account of Institutional Partners II and (ii) 8,415,428 shares of Common Stock and $50,870,349 principal amount of Senior Notes to the account of Institutional Partners IIA. As of the date of this Statement, none of the Reporting Persons nor any other person identified in response to Item 2 hereof, owns any principal amounts of Senior Notes.
Item 4. Purpose of Transaction
     All of the shares of Common Stock reported herein as having been acquired for the accounts of the Reporting Persons were acquired for investment purposes only.
     Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. Notwithstanding and in addition to the foregoing, Dr. Rachesky was elected as a member of the Board of Directors of the Issuer, effective August 19, 2004. In his capacity as a Director of the Issuer, Dr. Rachesky may have influence over the corporate activities of the Issuer and may, with or without the Reporting Persons or the persons identified in Item 2 hereof, from time to time develop and/or discuss plans or proposals that relate to or would result in the occurrence of any transaction or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
(a) Depending upon a variety of factors, including, without limitation, trading prices of the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, general investment and trading policies of the Reporting Persons and general economic, financial and industry conditions, the Reporting Persons may from time to time (including in the coming days) acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, such securities, in open market transactions, privately negotiated transactions, transactions in which the Issuer raises, through private or public offerings, additional capital through a combination of additional debt and/or equity financing or otherwise.
The Reporting Persons reserve the right, from time to time, to formulate other purposes, plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D if and to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The information set forth in this Item 4 is subject to change at any time, and there can be no assurances that any of the Reporting Persons will or will not take any of the actions described above.
Item 5. Interest in Securities of the Issuer

     The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2007, which disclosed that there were 68,207,914 shares of Common Stock outstanding as of December 7, 2007.
(a) (i) Master Account may be deemed the beneficial owner of 46,920 shares of Common Stock held for its own account (approximately 0.07% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (ii) Capital Partners (100) may be deemed the beneficial owner of 5,644 shares of Common Stock held for its own account (approximately 0.01% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (iii) Advisors may be deemed the beneficial owner of 52,564 shares of Common Stock (approximately 0.08% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 46,920 shares of Common Stock held for the account of Master Account and (B) 5,644 shares of Common Stock held for the account of Capital Partners (100).
          (iv) Institutional Partners II LP may be deemed the beneficial owner of 3,340,378 shares of Common Stock held for its own account (approximately 4.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (v) Institutional Partners IIA may be deemed the beneficial owner of 8,415,428 shares of Common Stock held for its own account (approximately 12.3% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (vi) Institutional Advisors II may be deemed the beneficial owner of 11,755,806 shares of Common Stock (approximately 17.2% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 3,340,378 shares of Common Stock held for the account of Institutional Partners II and (B) 8,415,428 shares of Common Stock held for the account of Institutional Partners IIA.
          (vii) Institutional Partners III may be deemed the beneficial owner of 449,546 shares of Common Stock held for its own account (approximately 0.7% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (viii) Institutional Advisors III may be deemed the beneficial owner of 449,546 shares of Common Stock (approximately 0.7% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 449,546 shares of Common Stock held for the account of Institutional Partners III.
          (ix) Fund Management may be deemed the beneficial owner of 12,257,916 shares of Common Stock (approximately 18.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
          (x) Dr. Rachesky may be deemed the beneficial owner of 12,301,590 shares of Common Stock (approximately 18.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III, (B) 3,474 shares of restricted stock, and (C) 40,200 shares of Common Stock that can be obtained upon the exercise of certain non-qualified stock options.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 46,920 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 46,920 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 5,644 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 5,644 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 52,564 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 52,564 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.
          (iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.
          (v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
          (vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.
          (vii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 449,546 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 449,546 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.
          (viii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 449,546 shares of Common Stock which may be deemed to be beneficially owned by

Institutional Advisors III as described above, and (y) the sole power to direct the voting of 449,546 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.
          (ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 12,257,916 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 12,301,590 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.
          (x) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 12,301,590 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 12,301,590 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
          (iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.
          (v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On August 16, 2004, the Issuer, Institutional Partners II, Institutional Partners IIA and Highland Capital Management, L.P. (“Highland”) entered into a Registration Rights Agreement (the “Registration Rights Agreement,” a copy of which is incorporated by reference hereto as Exhibit 2 and is incorporated herein by reference in response to this Item 6). Pursuant to the Registration Rights Agreement, the Issuer granted demand registration rights to Institutional Partners II, Institutional Partners IIA and Highland with respect to the shares of Common Stock acquired by such entities under the Plan (as defined in Item 3 hereof) and agreed to prepare and file a shelf registration statement covering such shares of Common Stock. The Issuer is obligated to file this shelf registration statement within 30 days following the issuance by the Issuer’s independent public accountants of an audit report concerning the Issuer’s “fresh-start” financial statements. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which are incorporated herein by reference.
     From time to time each of the Reporting Persons may enter into derivative securities transactions or other hedging arrangements with respect to securities held for its account. Each Reporting Person may also lend securities held for its account to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.
     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of December 18, 2007, by and among MHR Institutional Partners IIA LP, MHR Institutional Advisors II LLC, MHR Fund Management LLC and Mark H. Rachesky, M.D.

2	Registration Rights Agreement, dated as of August 16, 2004, by and among the Issuer, MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P. (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed on August 20, 2004)
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 18, 2007	MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Mark Rachesky
Name: Mark Rachesky, M.D.
Title: Managing Member

MHR INSTITUTIONAL ADVISORS II LLC

By:	/s/ Mark Rachesky
Name: Mark Rachesky, M.D.
Title: Managing Member

MHR FUND MANAGEMENT LLC

By:	/s/ Mark Rachesky
Name: Mark Rachesky, M.D.
Title: Managing Member

MARK H. RACHESKY, M.D.

By:	/s/ Mark Rachesky

Annex A
     Directors and officers of MHR Institutional Advisors II LLC and MHR Fund Management LLC

Name/Citizenship	Principal Occupation	Business Address

Mark H. Rachesky, M.D.	Managing Member and Principal	40 West 57th Street
(United States)		24th Floor
New York, NY 10019

Hal Goldstein	Vice President and Principal	40 West 57th Street
(United States)		24th Floor
New York, NY 10019
Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of December 18, 2007, by and among MHR Institutional Partners IIA LP, MHR Institutional Advisors II LLC, MHR Fund Management LLC and Mark H. Rachesky, M.D.

2	Registration Rights Agreement, dated as of August 16, 2004, by and among the Issuer, MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Highland Capital Management, L.P. (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed on August 20, 2004)